MISSION NEWENERGY LIMITED

ACN 117 065 719

NOTICE OF ANNUAL GENERAL MEETING

TIME:	10:30am (WST) or, if later, immediately after the conclusion of the general meeting to be held at 9:00am (WST)
DATE:	23 November 2012
PLACE:	Perth Zoo, 20 Labouchere Road, South Perth, Western Australia

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (+61 8) 6313 3975.

CONTENTS PAGE

NOTICE OF ANNUAL GENERAL MEETING... 3

EXPLANATORY MEMORANDUM 6

GLOSSARY 16

ATTACHMENT A 17

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The Annual General Meeting of the Shareholders to which this Notice of Meeting relates will be held at 10:30 am (WST) on 23 November 2012 or, if later, immediately after the conclusion of the general meeting to be held at 9:00am (WST) at:

Perth Zoo, 20 Labouchere Road, South Perth, Western Australia

YOUR VOTE IS IMPORTANT

The business of the Annual General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the enclosed Proxy Form and return by:

a) post to Computershare Investor Services Pty Ltd, GPO Box 242 Melbourne Victoria 3001 Australia; or

b) facsimile to Computershare Investor Services Pty Ltd on facsimile number (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

so that it is received not later than 10:30 am (WST) on 21 November 2012.

Proxy Forms received later than this time will be invalid.

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Shareholders will be held at 10:30 am (WST) or, if later, immediately after the conclusion of the general meeting to be held at 9:00am (WST) on 23 November 2012 at Perth Zoo, 20 Labouchere Road, South Perth, Western Australia.

The Explanatory Memorandum to this Notice of Meeting provides additional information on matters to be considered at the Annual General Meeting. The Explanatory Memorandum and the Proxy Form are part of this Notice of Meeting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Annual General Meeting are those who are registered Shareholders of the Company at 4:00 pm (WST) on 21 November 2012.

Terms and abbreviations used in this Notice of Meeting and Explanatory Memorandum are defined in the Glossary.

AGENDA

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider the annual financial report of the Company for the financial year ended 30 June 2012 together with the declaration of the directors, the directors' report, the remuneration report and the auditor's report.

1. RESOLUTION 1: ADOPTION OF REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, for the purpose of Section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the remuneration report as contained in the Company's annual financial report for the financial year ended 30 June 2012."

Note: the vote on this Resolution is advisory only and does not bind the Directors or the Company.

Voting exclusion statement

To the extent required by section 250R of the Corporations Act, a vote must not be cast (in any capacity) on Resolution 1 by or on behalf of a member of the Company's key management personnel, details of whose remuneration is included in the Remuneration Report, or a closely related party of such a member. However, a person (the "voter") may cast a vote as a proxy where the vote is not cast on behalf of such a member or a closely related party of such a member and the voter is either:

(a) appointed as a proxy by writing that specifies how the proxy is to vote on Resolution 1; or

(b) the chair of the meeting and the appointment of the chair as proxy does not specify how the proxy is to vote on Resolution 1 and expressly authorises the chair to exercise the proxy even though Resolution 1 is connected directly or indirectly with the remuneration of a member of the key management personnel.

2. RESOLUTION 2: RE-ELECTION OF DIRECTOR – MR ARUN BHATNAGAR

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, for the purpose of clause 5.1 of the Constitution and for all other purposes, Mr Arun Bhatnagar, a Director who retires by rotation and, being eligible, offers himself for re-election, is re-elected as a Director."

3. RESOLUTION 3: RE-ELECTION OF DIRECTOR – ADMIRAL (RET) TAN SRI DATO' SRI MOHD ANWAR BIN HAJI MOHD NOR

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, for the purpose of clause 5.1 of the Constitution and for all other purposes, Admiral (Ret) Tan Sri Dato' Sri Mohd Anwar bin Haji Mohd Nor, a Director who retires by rotation and, being eligible, offers himself for re-election, is re-elected as a Director."

4. RESOLUTION 4: APPOINTMENT OF AUDITOR

To consider, and if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, for the purposes of section 327B of the Corporations Act 2001 (Cth) and for all other purposes, BDO Audit (WA) Pty Ltd (ABN 79 112 284 787)*, having been nominated by a shareholder and having consented in writing to act in the capacity of auditor, be appointed as auditor of the Company."*

5. RESOLUTION 5: RATIFICATION OF PRIOR ISSUE – SHARES

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, Shareholders ratify the allotment and issue of 1,417,860 Shares on the terms and conditions set out in the Explanatory Memorandum."

Voting exclusion statement

The Company will disregard any votes cast on Resolution 5 by a person who participated in the issue and any of their associates. However, the Company will not disregard a vote if:

(a) it is cast by the person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b) it is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

6. RESOLUTION 6: APPROVAL OF 10% PLACEMENT FACILITY

To consider and, if thought fit, to pass the following as a **special resolution**:

"That, pursuant to and for the purposes of ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of (or the entry into agreements to issue) Equity Securities up to 10% of the issued capital of the Company calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions set out in the Explanatory Memorandum."

Voting exclusion statement

The Company will disregard any votes cast on Resolution 6 by a person who may participate in the 10% Placement Facility and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of shares, if Resolution 6 is passed, and by any associates of such persons.

However, the Company will not disregard a vote if:

(a) it is cast by the person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b) it is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

DATED: 23 OCTOBER 2012

BY ORDER OF THE BOARD



GUY BURNETT
COMPANY SECRETARY

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of shareholders in connection with the business to be conducted at the Annual General Meeting to be held at 10:30am (WST) or, if later, immediately after the conclusion of the general meeting to be held at 9:00am (WST) on 23 November 2012 at Perth Zoo, 20 Labouchere Road, South Perth, Western Australia.

The purpose of this Explanatory Memorandum is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

1. FINANCIAL STATEMENTS AND REPORTS

In accordance with the Constitution, the business of the Annual General Meeting will include receipt and consideration of the annual financial report of the Company for the financial year ended 30 June 2012 together with the declaration of the directors, the directors' report, the remuneration report and the auditor's report.

In accordance with amendments to the Corporations Act the Company is no longer required to provide a hard copy of the Company's annual financial report to Shareholders unless a Shareholder has specifically elected to receive a printed copy. These amendments may result in reducing the Company's printing costs.

Whilst the Company will not provide a hard copy of the Company's annual financial report unless a Shareholder has specifically elected to receive a printed copy, Shareholders may view the Company's annual financial report on its website at http://missionnewenergy1-web.sharepoint.com/Pages/AnnualReports.aspx. If you wish to change your election (with regard to receipt of annual reports), you should contact the Company or Computershare.

2. RESOLUTION 1: ADOPTION OF REMUNERATION REPORT

The Corporations Act requires that at a listed company's annual general meeting, a resolution that the remuneration report be adopted must be put to the shareholders. However, such a resolution is advisory only and does not bind the Directors or the Company.

The remuneration report sets out the Company's remuneration arrangements for the Directors and senior management of the Company. The remuneration report is part of the Directors' report contained in the annual financial report of the Company for the financial year ending 30 June 2012.

A reasonable opportunity will be provided for discussion of the remuneration report at the Annual General Meeting.

Section 250R(4) of the Corporations Act prohibits any votes on Resolution 1 being cast by key management personnel (or their closely related parties) whose remuneration details are disclosed in the Remuneration Report. This prohibition extends to undirected proxy votes to be cast by the Chairman, unless the proxy expressly authorises the chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Company's key management personnel. In this regard, you should specifically note that if you appoint the Chairman as your proxy and you do not indicate on the Proxy Form how you wish your proxy to vote on Resolution 1, you will be

deemed to have expressly directed the Chairman to cast your votes **in favour of Resolution 1**.

Therefore, if you wish to appoint the Chairman as your proxy but do NOT want your votes to be cast in favour of Resolution 1, you must indicate your voting intention by marking either 'against' or 'abstain' against Resolution 1 in the Proxy Form.

3. RESOLUTIONS 2 & 3: RE-ELECTION OF DIRECTORS

3.1 Rotation

Clause 5.1 of the Constitution requires that at each annual general meeting of the Company, one-third of the Directors (or the number nearest one-third) shall retire from office provided always that no Director (except a Managing Director) shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself or herself for re-election.

A Director who retires by rotation under clause 5.1 of the Constitution is eligible for re-election.

3.2 Resolution 2: Re-election of director – Mr Arun Bhatnagar

Mr Arun Bhatnagar retires by rotation and seeks re-election.

Mr Arun Bhatnagar holds an Honours Degree in Economics (St. Stephen's College, Delhi). Up to December 2009, Mr Bhatnagar was the chairman of the Government of India owned television and radio broadcaster, Prasar Bharti, at New Delhi. Prior to this, he was Secretary of the National Advisory Council, a body tasked with the implementation of the National Common Minimum Program to provide inputs in the formulation of policy and support to the government legislative business. During his long tenure with the government since 1966, Mr Bhatnagar has served as head or in senior positions in various ministries, amongst others the Ministries of Rural Development, Energy, Food and Personnel. He has also served as Minister (Economic) in the Indian High Commission in London.

The Directors (other than Mr Arun Bhatnagar, who abstained) unanimously recommends that Shareholders vote in favour of Resolution 2.

3.3 Resolution 3: Re-election of director – Re-election of director – Admiral (Ret) Tan Sri Dato' Sri Mohd Anwar bin Haji Mohd Nor

Admiral (Ret) Tan Sri Dato' Sri Mohd Anwar bin Haji Mohd Nor retires by rotation and seeks re-election.

Admiral (Ret) Tan Sri Dato' Sri Modh Anwar bin Haji Modh Nor holds a Master of Science in Engineering Business Management (University of Warwick, U.K). Tan Sri Anwar made history in April 2005 when he became the first naval chief in the Malaysian Armed Forces (MAF) to ascend its highest military office of the Chief of Defence Force, commanding a workforce strength of nearly 130,000. With nearly 40 years of military experience with the Royal Malaysian Navy and MAF, he has acquired a massive portfolio of achievements. Tan Sri Anwar was bestowed the Panglima Mangku Negara, which carries the title of Tan Sri, by His Majesty the Yang Di-Pertuan Agong (the King of Malaysia). He has also received distinguished medals from foreign governments such as the Ordre National De La Legion D'Honneur from France and the Command of Legion of Merit from the U.S.

The Directors (other than Admiral (Ret) Tan Sri Dato' Sri Mohd Anwar bin Haji Mohd Nor, who abstained) unanimously recommend that Shareholders vote in favour of Resolution 3.

4. RESOLUTION 4:APPOINTMENT OF AUDITOR

Resolution 4 seeks approval for the appointment of BDO Audit (WA) Pty Ltd (ABN 79 112 284 787) (**BDO**) as the Company's Auditor.

Grant Thornton Audit Pty Ltd, who is the Company's current auditor, has given notice of its intention to resign as auditor of the Company (under section 329(5) of the Corporations Act) subject to receipt of the consent of the Australian Securities & Investments Commission (**ASIC**) and Shareholder approval of Resolution 4 for the appointment of BDO as auditor.

Subject to ASIC consenting to the resignation of Grant Thornton Audit Pty Ltd, and Grant Thornton Audit Pty Ltd submitting a resignation letter to the Company, it is proposed that the Company appoint BDO as auditor of the Company.

In accordance with section 328B(1) of the Corporations Act, the Company has sought and obtained a nomination from a shareholder for BDO to be appointed as the Company's auditor. A copy of this nomination is attached to this Explanatory Memorandum as Attachment A.

BDO has given its written consent to act as the Company's auditor subject to Shareholder approval of Resolution 4.

If Resolution 4 is passed and ASIC consent is granted, the appointment of BDO as the Company's auditor will take effect at the close of the AGM.

The Directors unanimously recommend that Shareholders vote in favour of Resolution 4.

5. RESOLUTION 5 – RATIFICATION OF PRIOR ISSUE - SHARES

5.1 General

On 8 October 2012, the Company announced it had agreed to place 1,417,860 shares at A$0.0705 cents per share (which was at a slight premium to the 10 day volume weighted average price (**VWAP**) prior to the date of the announcement). The Company raised approximately A$100,000 to be used for general corporate purposes. Expenses of the placement were less than A$7,000.

Resolution 5 seeks Shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of those Shares (**Share Ratification**).

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any Equity Securities, securities with rights of conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period (and taking into account certain other securities that have been issued within that 12 month period).

ASX Listing Rule 7.4 sets out an exception to ASX Listing Rule 7.1. It provides that where a company in general meeting ratifies previous issue of securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

By ratifying this issue, the Company will regain the flexibility to issue Equity Securities in the future up to its 15% annual placement capacity set out in ASX Listing Rule 7.1 without the requirement to obtain prior Shareholder approval.

5.2 Technical information required by ASX Listing Rule 7.4

Pursuant to and in accordance with ASX Listing Rule 7.5, the following information is provided in relation to the Share Ratification:

(a) 1,417,860 Shares were allotted;

(b) the issue price was $0.0705 per Share;

(c) the Shares issued were all fully paid ordinary shares in the capital of the Company issued on the same terms and conditions as the Company's existing Shares;

(d) the Shares were allotted to an investor unrelated to Mission, its directors or Mission's convertible noteholders; and

(e) the funds raised from the issue will be used for general corporate purposes.

The Directors unanimously recommend that Shareholders vote in favour of Resolution 5.

6. RESOLUTION 6 – APPROVAL OF 10% PLACEMENT FACILITY

6.1 Introduction

ASX Listing Rule 7.1A came into effect on 1 August 2012 and enables an eligible entity to issue Equity Securities up to 10% of its issued share capital through placements over a 12 month period after the eligible entity's Annual General Meeting (**10% Placement Facility**). The 10% Placement Facility is in addition to the entity's 15% placement capacity under Listing Rule 7.1.

An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an eligible entity for the purposes of Listing Rule 7.1A.

The effect of Resolution 6 will be to allow the Directors to issue (or agree to issue) the Equity Securities under Listing Rule 7.1A during the period up to 12 months after the Meeting without subsequent Shareholder approval and without using the Company's 15% placement capacity under Listing Rule 7.1.

The exact number of Equity Securities to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2 (see Section 6.2(b) below).

Resolution 6 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

The Directors unanimously recommend that Shareholders vote in favour of Resolution 6.

6.2 Summary of ASX Listing Rule 7.1A

(a) Equity Securities

Any Equity Securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of Equity Securities of the Company. At the date of this Notice, the Company has only one class of quoted Equity Securities, being its Shares.

(b) Formula for calculating 10% Placement Facility

Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an Annual General Meeting may issue or agree to issue, during the period of approval, a number of Equity Securities calculated in accordance with the following formula:

(A x D) - E

Where:

A is the number of fully paid ordinary securities on issue 12 months before the date of issue or agreement,

- ***plus*** the number of fully paid ordinary securities issued in the 12 months under an exception in Listing Rule 7.2;
- ***plus*** the number of partly paid ordinary securities that became fully paid in the 12 months;
- ***plus*** the number of fully paid ordinary securities issued in the 12 months with approval of holders of ordinary securities under Listing Rules 7.1 and 7.4. This does not include an issue of fully paid ordinary securities under the entity's 15% placement capacity without shareholder approval pursuant to Listing Rule 7.1 or ratification pursuant to Listing Rule 7.4; and
- ***less*** the number of fully paid ordinary securities cancelled in the 12 months.

Note that "A" is has the same meaning in Listing Rule 7.1 when calculating an entity's 15% placement capacity.

D is 10%

E is the number of Equity Securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under Listing Rules 7.1 or 7.4.

(c) Listing Rule 7.1 and Listing Rule 7.1A

The ability of an entity to issue Equity Securities under Listing Rule 7.1A is in addition to the entity's 15% placement capacity under Listing Rule 7.1. At the date of this Notice, the Company has on issue 10,870,275 Shares and therefore has a capacity to issue:

(i) 1,630,541 Shares under Listing Rule 7.1 (subject to shareholder approval being obtained under Resolution 5); and

(ii) subject to Shareholder approval being obtained under Resolutions 5 and 6, 1,087,028 Shares under Listing Rule 7.1A.

The actual number of Equity Securities that the Company will have capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Equity Securities in accordance with the formula prescribed in Listing Rule 7.1A.2 (refer to Section 6.2(b) above).

(d) Minimum Issue Price

The issue price of Equity Securities issued under Listing Rule 7.1A must be not less than 75% of the VWAP of Equity Securities in the same class calculated over the 15 ASX trading days on which trades in that class were recorded immediately before:

(i) the date on which the price at which the Equity Securities are to be issued is agreed; or

(ii) if the Equity Securities are not issued within 5 ASX trading days of the date in Section 6.2(d)(i), the date on which the Equity Securities are issued.

(e) 10% Placement Period

Shareholder approval of the 10% Placement Facility under Listing Rule 7.1A is valid from the date of the Annual General Meeting at which the approval is obtained and expires on the earlier to occur of:

(i) the date that is 12 months after the date of the Annual General Meeting at which the approval is obtained; or

(ii) the date of the approval by shareholders of a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), or such longer period if allowed by ASX,

(the **10% Placement Period**).

6.3 Information required by ASX Listing Rule 7.3A

ASX Listing Rule 7.3A sets out a number of matters which must be included in a notice of meeting seeking an approval under ASX Listing Rule 7.1A. The following information is provided for the purposes of Listing Rule 7.3A:

(a) The Equity Securities will be issued at an issue price of not less than the amount described in Section 6.2(d) above.

(b) If Resolution 6 is approved and the Company issues Equity Securities under the 10% Placement Facility, existing Shareholders' economic interests may be diluted if the Equity Securities are issued at a discount. Further, the existing Shareholders' voting power in the Company will be diluted by up to 9.1%.

There is a risk that:

(i) the market price for the Equity Securities may be significantly lower on the date of the issue of the Equity Securities than on the date of the approval at the Annual General Meeting; and

(ii) the Equity Securities may be issued at a price that is at a discount to the market price for the Company's Equity Securities on the issue date,

which may have an effect on the amount of funds raised by the issue of the Equity Securities and also on the Company's share price post issue of the Equity Securities.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable "A" calculated in accordance with the formula in Listing Rule 7.1A(2) as at the date of this Notice (see Section 6.2(b) above).

The table also shows:

(A) two examples where variable "A" has increased, by 50% and 100%. Variable "A" is based on the number of ordinary securities the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing Rule 7.1 that are approved at a future Shareholders' meeting; and

(B) two examples of where the issue price of ordinary securities has decreased by 50% and increased by 50% as against the current share price (which, for the purposes of this table, is $0.066 as at 16 October 2012).

Dilution				
Variable "A" in Listing Rule 7.1A2	**Issue Price (per share)**	**Assuming 50% decrease in Current Issue Price** ($0.033)	**Current Issue Price** ($0.066)	**Assuming 50% increase in Current Issue Price** ($0.099)
Current Variable "A" 10,870,275	Number of Shares that could be issued under 10% Placement Facility	1,087,028	1,087,028	1,087,028
	Funds Raised	$35,872	$71,744	$107,616
50% increase in current Variable "A" 16,305,413	Number of Shares that could be issued under 10% Placement Facility	1,630,541	1,630,541	1,630,541
	Funds Raised	$53,808	$107,616	$161,424
100% increase in current variable "A" 21,740,550	Number of Shares that could be issued under 10% Placement Facility	2,174,055	2,174,055	2,174,055
	Funds Raised	$71,744	$143,488	$215,231

The table has been prepared on the following assumptions:

- That Resolution 5 is passed by Shareholders.
- The base issue price is assumed to be $0.066, being the closing price of the Company's Shares on ASX on 16 October 2012.
- The issue price is assumed to be the current share price as at 16 October 2012 (rather than being based on the 15 day VWAP).
- The Company issues the maximum number of Equity Securities available under the 10% Placement Facility.
- No options are exercised into Shares and no convertible notes are converted into Shares before the date of the issue of the Equity Securities under the 10% Placement Facility.
- The issue of Equity Securities under the 10% Placement Facility consists of only Shares (since this is the only class of listed securities the Company has on issue at the date of this Notice).
- The table does not show the economic dilution that may be caused to a particular Shareholder's shareholding by reason of placements under the 10% Placement Facility.
- The table shows only the effect of issues of Equity Securities under Listing Rule 7.1A on the basis of the Company's current issued share capital, not under the 15% placement capacity under Listing Rule 7.1.
- In each case, an issue of the maximum number of shares under the 10% Placement Facility would dilute the Shareholders as at the date immediately prior to the issue by up to 9.1%. For example, based on the current number of Shares, existing shareholders would have 10,870,275 votes out of a total post-issue number of Shares of 11,957,303, representing 90.9% of the post-issue total number of Shares (or a dilution of 9.1%).

(c) The Company will only issue and allot the Equity Securities during the 10% Placement Period. The approval under Resolution 6 for the issue of the Equity Securities will cease to be valid in the event that Shareholders approve a transaction under Listing Rule 11.1.2 (a significant change to the nature or scale of activities) or Listing Rule 11.2 (disposal of main undertaking).

(d) The Company may seek to issue the Equity Securities for the following purposes:

(i) non-cash consideration for the acquisition of new assets and investments, particularly in light of the ongoing restructure of Mission's existing operations as previously announced. In such circumstances the Company will provide a valuation of non-cash consideration as required by Listing Rule 7.1A.3;

(ii) cash consideration. In such circumstances, the Company intends to use the funds raised towards acquisitions of new assets or investments, particularly in light of the ongoing restructure of Mission's existing operations as previously announced, or for expenditure on the Company's current assets or projects and/or for general working capital and corporate requirements; or

(iii) in repayment of debt (including convertible note debt or debt under any line of credit or other debt facilities) or for other requirements as deemed appropriate by the Board.

The Company will comply with the disclosure obligations under Listing Rules 7.1A.4and 3.10.5A upon issue of any Equity Securities.

(e) The Company's allocation policy for the issue of new Shares under the 10% Placement Facility is dependent on the prevailing market conditions at the time of any proposed issue. The identity of the allottees of the Equity Securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

(i) the purpose of the issue;

(ii) alternative methods of raising funds that are available to the Company, including but not limited to, rights issues or other issues in which existing security holders can participate, and the likelihood of such alternative methods raising the required funds;

(iii) the effect of the issue of the Equity Securities on the control of the Company;

(iv) the circumstances of the Company, including, but not limited to, the financial situation and solvency of the Company;

(v) any relationships between a potential investor and the Company or any current shareholder, convertible noteholder or officeholder of the Company; and

(vi) advice from corporate, financial and broking advisers (if applicable).

(f) The allottees under the 10% Placement Facility have not been determined as at the date of this Notice but may include existing substantial Shareholders and/or new shareholders who are not related parties or associates of a related party of the Company. Further, the allocation may be made to vendors of new assets or acquirers of existing assets.

(g) The Company has not previously obtained Shareholder approval under Listing Rule 7.1A.

(h) A voting exclusion statement is included in the Notice of Meeting. At the date of the Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Equity Securities. No existing Shareholder's votes will therefore be excluded under the voting exclusion in the Notice.

The Directors unanimously recommend that Shareholders vote in favour of Resolution 6.

7. ENQUIRIES

Shareholders should contact Mr Guy Burnett, Company Secretary, on (+ 61 8) 6313 3975 if they have any queries in respect of the matters set out in these documents.

PROXIES

1. In accordance with section 249L of the Corporations Act and the Company's Constitution, members are advised that:
   - each member has a right to appoint a proxy;
   - the proxy need not be a member of the Company;
   - a member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise half of the votes.

2. Each member entitled to vote at the annual general meeting has the right to appoint a proxy to attend and vote at the meeting on his behalf. The member may specify the way in which the proxy is to vote on each resolution or may allow the proxy to vote at his discretion. However, if a person appointed as a proxy for a member who is entitled to vote (and such proxy is not chairing the meeting) abstains from voting and the directions on the Proxy Form require that person to vote, the votes not exercised by that person will be given to the person chairing the meeting to vote in accordance with the directions on the Proxy Form. A proxy holder who holds contradictory instructions from multiple members must not vote on a show of hands.

3. The instrument appointing the proxy must be received by the Company at the address specified on the proxy form at least 48 hours before the time notified for the meeting (proxy forms can be lodged by facsimile).

4. Completion of the proxy form will not prevent individual shareholders from attending the meeting in person if they wish. Where a shareholder completes and lodges a valid proxy form and attends the meeting in person, then the proxy's authority to speak and vote for that shareholder is suspended while the shareholder is present at the meeting.

GLOSSARY

$ means Australian dollars.

Annual General Meeting means the meeting convened by the Notice of Meeting.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited, or the Australian Securities Exchange, as the context requires.

ASX Listing Rules means the Listing Rules of ASX.

Board or **Directors** means the board of directors of Mission (and each of the directors of Mission as the case may be).

Company means Mission NewEnergy Limited (ACN 117 065 719).

Constitution means the Company's constitution.

Corporations Act means the *Corporations Act 2001* (Cth).

Directors means the current directors of the Company.

Equity Securities has the meaning given to the expression "equity security" in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum accompanying the Notice of Meeting.

Mission or **Company** means Mission NewEnergy Limited (ABN 63 117 065 719).

Notice of Meeting or **Notice of Annual General Meeting** means this notice of annual general meeting including the Explanatory Memorandum.

Proxy Form means the proxy form attached to this Notice of Meeting.

Resolutions means the resolutions set out in this Notice of Meeting, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

WST means Western Standard Time as observed in Perth, Western Australia.

ATTACHMENT A

Nomination from a shareholder for the appointment of BDO Audit (WA) Pty Ltd Ltd ABN 79 112 284 787 as Auditor the subject of Resolution 5.

17 October 2012

The Directors
Mission NewEnergy Ltd
Unit B2
431 Roberts Road
SUBIACO WA 6008

Dear Sirs

NOMINATION OF BDO AUDIT (WA) PTY LTD AS AUDITOR OF MISSION NEWENERGY LIMITED

I, Guy Ralph Burnett, being a shareholder of Mission NewEnergy Limited (**Company**), hereby nominate **BDO Audit (WA) Pty Ltd** of 38 Station Street, Subiaco, WA 6008 for appointment as auditor of the Company at its 2012 Annual General Meeting.

I consent to the distribution of a copy of this notice of nomination as an annexure to the Notice of Meeting and Explanatory Memorandum for the 2012 Annual General Meeting of the Company as required by section 328B(3) of the Corporations Act 2001.

Signed:

Guy Ralph Burnett